New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 641-4349

VIA REGISTERED U. S. POSTAL MAIL & ELECTRONIC MAIL

board.directors@mnk.com; jane.m.leamy@usdoj.gov; mccoubreys@pcaobus.org; info@odce.ie; marian_lynch@odce.ie; xana_mccarthy@odce.ie; suzanne_gunne@odce.ie; ian_drennan@odce.ie;

September 14, 2021

Former Directors - All Members	Ms. Joann Reed, Interim Director
Mallinckrodt Plc.	Mr. Carlos V. Paya, M.D., Ph. D., Interim Director
53 Frontage Road, Shelbourne Building	Mr. Angus Russell, Former Chairman
Hampton, N.J. 08827	Mr. J. Martin Carroll, Former Director
Mr. Paul R. Carter, Former Director
Mr. David Norton, Former Director
Ms. Anne C. Whitaker, Former Director
Mr. Mark Trudeau, Former Director
Mr. Kneeland Youngblood, Former Director
Mr. David Carlucci, Former Director
The Honorable John T. Dorsey
Delaware Bankruptcy Court
824 North Market Street, 5th Floor
Wilmington, DE 19801

Attn: Office of the Whistleblower
ENF-CPU (U.S. Securities & Exchange Commission)
14420 Albemarle Point Place, Suite 102
Chantilly, VA 20151-1750

Attn: Ms. Jane M. Leamy

Office of the United States Trustee

U.S. Department of Justice

844 King Street, Suite 2207

Wilmington, DE 19801

Mr. Sam McCoubrey

Senior Counsel, Division of Enforcement and Investigations

Public Company Accounting Oversight Board (PCAOB)

1251 Avenue of the Americas

New York, N.Y. 10020

Office of the Director of Corporate Enforcement	Ms. Marian Lynch
16 Parnell Square	Ms. Xana McCarthy, Investigator
Dublin 1	Ms. Suzanne Gunne, Enforcement Lawyer
D01 W5C2, Ireland	Mr. Ian Drennan, Director of Corporate Enforcement

Re: Notice of Whistleblower Report Filed (via U.S. Securities and Exchange Commission) - Securities, Bankruptcy, Accounting, and Electoral Fraud at Mallinckrodt Plc. (OTC: MNKKQ) - Accounting Fraud by Concealment of Contingent Liabilities (Recognition Required under FASB ASC, § 450-20-25-2), Insider Trading by Board of Directors and Management on Information Undisclosed and Fraudulently Withheld/Omitted from Securities Filings, Proxy Fraud by False Statement and Fraudulent Omissions, Active and Willful Breach of the Companies Act of 2014, § 1111 ("Obligation to convene extraordinary general meeting in event of serious loss of capital"), Fraudulent Removal of Assets at Time of Known Insolvency (Violation of Ireland's Companies Act of 2014, § 717), Electoral Fraud (Shareholder Coercion via Restraining Order) by the Powers of the Board, Shareholder Restraining Order in Violation of the Companies Act of 2014, § 212, Fraudulent Reappointment of Dismissed Directors (by Also-Dismissed Directors, at August 13, 2021, Annual General Meeting), Breach of Articles of Association, § 81, and Fraudulent Omissions and Statements During Chapter 11 Proceedings

 Ladies and Gentlemen of the (Former) Board (the "Board"):

The Buxton Helmsley Group, Inc. ("BHG") addresses this letter to all dismissed (at the August 13, 2021, Annual General Meeting) directors of Mallinckrodt Plc. (the "Company"), to address what is truly one of the largest cases involving endless bouts of (willfully ongoing) fraud before a United States Bankruptcy Court, its federal judge (The Honorable John T. Dorsey), the United States and its Securities and Exchange Commission, the United States Public Company Accounting Oversight Board ("PCAOB"), along with the Government of Ireland and its Office of the Director of Corporate Enforcement (the "O.D.C.E.").  After all parties read this letter, I do not believe they will be compelled to anything but absolute outrage in light of such perversion of the laws and justice system of both the United States and Ireland.  Unfortunately, your director and officer insurance policy does not relieve you of non-monetary consequences as a result of your insider trading alone, your numerous category offenses under Irish law (some carrying more years in prison than others), not to mention other issues such as, perhaps, your fraud as part of your July 2, 2021, proxy statement, and otherwise.  Your acts have unequivocally crossed into fraudulent, criminal territory, numerous times over (as will be detailed throughout this letter).  Though you tried to creatively hide acts like your now-admitted insider trading in securities filings, after clearly being compelled to "disclosure" (more like, coming clean), you did not do a very good job at doing so.  That same information, and other information, you fraudulently omitted and did not disclose to the United States Bankruptcy Court either.  The purpose of the United States Bankruptcy Court is to get a debtor to the finish line of confirmation of a plan to restructure, but not through fraud by omission and illegal acts.

All parties, including the bankruptcy court for which you have also gaslighted through fraudulent statements and omissions throughout your pending chapter 11 proceedings, are being sent this message.  This Board and management's modus operandi to achieve a self-serving agenda through deception, fraudulent omission, and lies, will be crystal clear by the end of this letter.  To be clear, this information is being provided to the U.S. Bankruptcy Court, but it is their decision as to whether they will stand for such numerous instances of fraud and violations of law that, even on the first-disclosed violation (on the next page, this Board's ongoing, willful breach of the Companies Act of 2014, § 1111), as a category 3 offense, carries prison time (with that violation, up to 6 months of prison, under Irish law) for all complicit Board members, not to mention all other unequivocal acts of fraud and violations of law detailed out herein that - in some cases - make that 6 months in prison pale in comparison (in the case of category 1 and 2 offenses detailed herein).  BHG's Irish counsel (one of the top law firms in Ireland) is entirely briefed on all illegal acts and instances of outright fraud by this Board and are ready to inform the High Court of Ireland (we have informed as many regulators as possible, in the meantime, through whistleblower filings, this letter, and otherwise) to subject directors to the very explicit statutory consequences of their actions.

To get started, the enclosed matters of stated fraud upon the court, multiple violations of 18 U.S. Code § 157, are self-evident.  They independently satisfy the preponderance of the evidence standards as for bankruptcy fraud, as established in Grogan v. Garner and reaffirmed in Tenn-Fla Partners v. First Union National Bank of Florida.  The violations committed by this Company were highly pernicious, involved officers of the court, and qualify as fraud upon the court, as defined by the criteria set forth in Demjanjuk v. Petrovsky, 10 F.3d 338 (6th Cir. 1993):

1. On the part of an officer of the court;

2. That is directed to the "judicial machinery" itself;

3. That is intentionally false, willfully blind to the truth, or is in reckless disregard for the truth;

4. That is a positive averment or is concealment when one is under a duty to disclose;

5. That deceives the court.

Given the unequivocal fraud upon the court (and further fraud via filings with the U.S. Securities and Exchange Commission) by this Company outlaid hereafter, any such confirmation of this plan will have then been "procured by fraud" by this Board (bankruptcy fraud, securities fraud, and, by the present claims of this Company, accounting fraud), along with on a foundation of numerous violations of Irish law that the bankruptcy court is unaware of due to the Company's defying of their statutory obligations under their country of incorporation's regulations through fraudulent omissions and statements before the bankruptcy court, clearly meeting the standards set for the revocation of an Order of Confirmation, pursuant to 11 U.S. Code § 1144 (even just based on accounting fraud, not to mention the other fraud detailed hereinafter, if this Company wants to stick to its story, as part of its fraudulent concealment of admittedly supposedly so absolutely known contingent liabilities explicitly required to be recognized under FASB ASC topic 450-20-25-2).  It would be the true "irreparable harm" of all stakeholders to "scramble the egg", with known instances of fraud that would already constitute sufficient grounds for revocation of such an Order of Confirmation, without curing the harms of those instances of fraud (where it is even possible) and violations of Irish law, that were only perpetuated due to those instances of willful, continued fraud by omission and false statements by this Company (and by no opposition, this Board), both in the bankruptcy court, in securities filings, and - by virtue of the Board's story - financial statements.  Until those violations are cured, no plan should be confirmed, being any order of confirmation already meets the standards set for the revocation of an Order of Confirmation, and also since - as detailed at the end of this letter - such violations of Irish law (from the start, this Company's obligation to hold an extraordinary general meeting prior to beginning any insolvency proceedings, pursuant to the Companies Act of 2014, § 1111, as detailed below), illegal coercion of stakeholders, improper/prejudicial constitution of creditor classes, among other factors, already explicitly, preliminarily precluding any "scheme of arrangement" put forth by this Company from being sanctioned/approved by the High Court of Ireland, as set forth In re Colonia Insurance (Ireland) Ltd. [2005].  Any perpetuation of this "scheme of arrangement", on the foundation of numerous violations and conditions that would automatically preclude its sanctioning/approval, and also would constitute already highly-sufficient grounds for revocation of any such Order of Confirmation, would be at the express detriment of all stakeholders involved (flushing countless millions of dollars per month down the drain on what is already precluded from sanctioning/approval), and at the further breach of this Board's duties, by continuing their known perpetration of fraud upon the court, securities fraud, if this Board wants to stick to its story, accounting fraud, and numerous ongoing breaches of Irish law that this Board refuses to cure, despite the statutes being laid in their laps month after month.

The fact that this Board thinks proceeding to the High Court of Ireland is going to result in sanctioning/approval of their "scheme" and a pat on the back for their hard work, based on a foundation of numerous acts of fraud and violations of Irish law, is absolutely mind-boggling and a slap in the face to the Irish government.  The Irish laws cited herein are in place to prevent the very acts of this Board, and there is a reason why those acts and violations carry prison time; up to 6 months in prison for this first explicitly violated statute alone (not to mention all of the others detailed hereafter).

To get started, directly from the Companies Act of 2014, § 11111:

1111. (1) Where the net assets of a PLC are half or less of the amount of the PLC's called-up share capital, the directors of the PLC shall, not later than 28 days after the earliest day on which that fact is known to a director of the PLC (the "relevant day"), duly convene an extraordinary general meeting of the PLC.

(2) That extraordinary general meeting shall be convened-

(a) for the purpose of considering whether any, and if so what, measures should be taken to deal with the situation; and

(b) for a date not later than 56 days after the relevant day.

(3) If there is a failure to convene an extraordinary general meeting of a PLC as required by subsections (1) and (2), each of the directors of the PLC who-

(a) knowingly and intentionally authorises or permits that failure, or

(b) after the expiry of the period during which that meeting should have been convened, knowingly and intentionally authorises or permits that failure to continue, shall be guilty of a category 3 offence.

(4) Nothing in this section shall be taken as authorising the consideration, at an extraordinary general meeting convened in pursuance of this section, of any matter which could not have been considered at that meeting apart from this section.

This Board is on active notice of breach of the Companies Act of 2014, § 1111,2 which statutorily required that, at the time this Board was anything less than entirely, absolutely confident that net assets (equity) of this Company were half or more than paid-up share capital (well before retaining a law firm to engage this reorganization plan on a foundational, though still factually unjustified, claim of net assets supposedly having dropped into negative territory), this Board was statutorily required to "duly call an extraordinary general meeting … for the purpose of considering whether any and, if so, what measures should be taken to deal with the situation" (it was, and still is, with your ongoing, willful default under that statutory obligation, illegal to not notify your shareholders of and freeze your shareholders out of that process of deciding how the headwinds of this Company are dealt with, and far before you would even think of deciding to enter any possible insolvency proceedings in any court around the globe).  You are in active breach of that statute, which is a category 3 offense under Irish companies law, and this official notice triggers your absolute obligation to cure that default without further willful breach and violation, such as any application to enter examinership proceedings, are made (any further decisions or actions prior to curing that default demonstrates "intentional authorization or permits that failure to continue", which, as stipulated, immediately subjects you to a category 3 offense under that statute).  If this Board is not aware, such a category 3 offense carries up to 6 months in prison and fines.3  If you hold anything but a general meeting where shareholder rights are unobstructed, in complete compliance with all obligations under the Companies Act of 2014 and this Company's Articles of Association, just the same as what would have happened if you actually followed the law and held that EGM when it was statutorily required, long before entering these chapter 11 proceedings, that is not curing your default on the Companies Act of 2014, § 1111, and you will still then face that category 3 offense, carrying up to 6 months in prison and fines.  A half-cocked, unlawful extraordinary general meeting (like your August 13, 2021, annual general meeting) that does not allow for the exercise of all shareholder rights that you admitted in your August 2, 2021, private letter to BHG, wherein you admit that shareholder rights are fully protected under the Companies Act of 2014 and Articles of Association (the reason why you were required to solicit for shareholder proposals and director nominations, though ever-so-fraudulently, as you held a restraining order to hold shareholders in contempt if they responded to your solicitation for those items to be submitted), is willful continued default on a fully lawful EGM to allow for full shareholder input on what is done with this company to "deal with" our issues - you were legally required to hold that before even contemplating chapter 11 plans, let alone filing a chapter 11 petition without warning (fully illegal and, again, an offense carrying up to 6 months in prison and fines).

1 http://www.irishstatutebook.ie/eli/2014/act/38/section/1111/enacted/en/html

2 http://www.irishstatutebook.ie/eli/2014/act/38/section/1111/enacted/en/html

3 https://www.cro.ie/Annual-Return/Missed-Deadlines/Offences

BHG is putting you on notice of your breach of holding the long defaulted on EGM this Board was required to call far before now, well before you even entered these chapter 11 proceedings.  Per your admission that you are absolutely bound by the Articles of Association and the Companies Act of 2014 in the enclosed August 2, 2021, private letter to BHG, it is a shareholders' absolute right to place any proposals/items on the agenda of a general meeting, pursuant to the Companies Act of 2014, § 1104, and the Company's Articles of Association.  Any obstruction of that absolute right of shareholders, just the same as this Company's admitted absolute right to vote under those documents, is further violation of the Companies Act of 2014, § 212, which absolutely prohibits the powers of the Board being used to oppress shareholder rights.  Cherry-picking which rights you afford to shareholders is also a violation of the Companies Act of 2014, § 1100.   That long defaulted on, statutorily mandated extraordinary general meeting of the shareholders was required by law to ensure a situation like this would never occur and to keep a company's board of directors accountable to explain and justify their actions.  Had you followed that statutory obligation and not gone rogue to hijack the Company from its shareholders, you would have had no ability to illegally enjoin your shareholder rights entirely to further illegally freeze out your shareholders, put forth a restructuring plan (without consulting the shareholders of this Company, as statutorily required) with no justification and only speculation (entirely different than before you thrusted this Company onto such an undisclosed path) to achieve a convenient, self-serving agenda (for which, you would not be harmed by, due to your long-time incompliance with ongoing equity ownership requirements), then to call an entirely fraudulent annual general meeting to attempt a false front of compliance with the Companies Act of 2014, § 175, having already enjoined every shareholder's rights (never having disclosed to the bankruptcy court your intent, nor future obligation, to call that annual general meeting at the time of requesting to enjoin every shareholder's rights), leaving the meeting entirely fraudulent and unlawful, in violation of the Companies Act of 2014, §§ 212, 1100, 1101, 1104, 1106, 1107, 1109, and 1110 (just to name a few violated statutes).  It is an absolute obligation under BHG's fiduciary duty to its clients to put you on notice of all violations of the law, and they are numerous.  If this Board refuses to, without delay, cure your default on your absolute obligations under the Companies Act of 2014, § 1111, as required by the terms of that statute, to resolve that shareholders approve of your present course (and to allow them to place resolutions on that agenda, pursuant to that absolute right of shareholders, pursuant to the Companies Act of 2014, § 1104), "[permitting] that failure to continue", you will have to face the consequence of such a category 3 offense - that is both a breach of duty and violation of the Irish law that you took an oath to uphold.  If you say you are not going to cure the violation because you got this far violating, that is the exact "permitting the failure to continue" that the statute explicitly states will carry up to 6 months in prison once you face the music of this case hitting Irish soil.  You have only gotten this far on violating the law, plain and simple.  That is, that violation, along with your violation of the Companies Act of 2014, § 212 (detailed below), by even requesting your restraining order to strip the rights of all shareholders, let alone being in possession of the order.  The Office of Director of Corporate Enforcement of Ireland and U.S. Securities and Exchange Commission are firmly aware of these violations as well.  United States corporate law does not afford such protection that a board of directors cannot hijack a company from its shareholders to institute such capricious plans without consulting their shareholders through such a statutory obligation of a special shareholder meeting to approve of such plans, but Irish law does, and you both were and are absolutely obliged to follow Irish law at all times, and you have long defaulted on it, to a point that now equates to prison time.  Any plan that this Board puts forth, is entirely illegal (derived from a breach of the very first step that was to have taken place, prior to any decisions being made, as part of the Companies Act of 2014, § 1111) and will - again - subject you to that category 3 offense (prison time and fines), as explicitly prescribed and stipulated in the statute.  BHG's Irish counsel is very aware and ready to inform the High Court of Ireland of this violation, should you attempt to further breach that statute by applying to enter examinership proceedings while still in active breach, having not held that statutorily required extraordinary general meeting (that is, an entirely lawful shareholder meeting, compared to your entirely fraudulent and unlawful August 13, 2021, AGM - one that is actually compliant with the numerous statutes that caused you to instruct BHG behind closed doors to violate the restraining order that you realized was unlawfully infringing on shareholder rights as part of any shareholder meeting under Irish law) well before you were to even decide to enter examinership proceedings (or, chapter 11 proceedings, for that matter).  You are not allowed to make that decision to enter examinership proceedings, without having discussed and received the express approval of those plans from shareholders (as part of that statutorily required EGM) in a binding vote as part of a special resolution to affirm and get that required sanctification of plans (if shareholders do not approve of your course of action to "deal with the situation" as part of such a vote, you are not allowed to pursue that course of action), to also absolutely ensure that all options of interest for resolving the headwinds of this Company (to entirely ensure value maximization throughout the entirety of the capital structure, for both creditors and shareholders) are explored (this Board grossly neglected exploration of numerous strategic alternatives), as - again - statutorily required by the Companies Act of 2014, § 1111.

Your time to convene that EGM, to avoid such a category 3 offense, was months upon months ago (specifically, 28 days after you first pondered the claim of needing to cancel existing equity in knowledge of your claimed "hopeless insolvency", as defined in the Companies Act of 2014, § 1111(2)(b)).  As part of that EGM, it is - again - the absolute right of shareholders, under the provisions of the Companies Act of 2014, § 1104, to place items on the agenda of a general meeting (directly the title from that statute, the "Right to put items on the agenda of the general meeting").  Oppressing the right of shareholders to place items on the agenda of a general meeting is a further breach of the Companies Act of 2014, § 212, which statutorily prohibits the oppression of shareholder rights.  Further, if you single out and retaliate against shareholders, such as dissident shareholders "acting in concert" (prejudicial treatment based on the "position" of shareholders), that is a further breach of the Companies Act of 2014, § 1100, which makes cherry-picking which shareholders you afford certain rights, based on their "position", illegal.  BHG and the 13D group, as part of the statutorily required EGM to be held as part of your active breach of the Companies Act of 2014, § 1111, expressly wish to place items on the agenda of the EGM (our absolute right under that document you admitted you were bound by, in the enclosed August 2, 2021, letter, the Companies Act of 2014), which this notice of default on your obligations under the Companies Act of 2014, § 1111, triggers your obligation to hold prior to applying for entry into Irish examinership proceedings.  It is this Board's obligation to ask every shareholder which items/proposals/nominations they may wish to submit to be placed on the agenda of any meeting of the shareholders (to be voted on), pursuant to the Companies Act of 2014, § 1104, and it is a violation of this Board's obligations under the Companies Act of 2014, § 212, to oppress the voice of any shareholders (impeding on that shareholder's absolute right under the Companies Act of 2014, § 1104) by cherry-picking which agenda items they will include or allow.  Such prejudicial cherry-picking of which proposals you allow is no more a violation of that absolute right of shareholders now than it would have been if you actually held a meeting of the shareholders when you were statutorily required to long ago under the Companies Act of 2014, § 1111.  Entering chapter 11 in unequivocal evasion of this Board's obligation of the Companies Act of 2014, § 1111, does not give this Board a right to violate the Companies Act of 2014, §§ 212 and 1104, by disallowing certain items from the agenda of a general meeting since you illegally delayed in holding that meeting.  Any deviation from an entirely lawful general meeting, such as in the case of the EGM that is absolutely required under the Companies Act of 2014, § 1111, unobstructive of all absolute rights of shareholders (including our rights to place any items we wish on the agenda of the general meeting), still constitutes willful breach of that Companies Act of 2014, § 1111, statutory obligation, and will subject you to a category 3 offense - you are not allowed to run another entirely fraudulent and unlawful general meeting of the shareholders, if you do not want to face up to 6 months in prison.  It is also entirely fraudulent (and a violation of that absolute right of shareholders to place items on the agenda of a meeting) to hold a restraining order that would preclude shareholders being able to respond to such a required solicitation of every shareholder for items/proposals to be included on the agenda of a general meeting.  Obstructing those rights of any 13D members (any shareholders at all) to place items, such as director nominations or shareholder proposals on the agenda of a general meeting, is obstruction of the Companies Act of 2014, §§ 212 and 1100, along with - by your admission in the proxy statement - this Company's Articles of Association.  Further, your restraining order is a direct obstruction of your statutory obligations to not impede on a financial institution's ability to fulfill shareholder right exercise instructions (voting, director nomination, and shareholder proposal submissions) at the direction of its clients (as is a financial institution's obligation to follow the instructions/wishes of its clients, as a fiduciary duty), pursuant to the Companies Act of 2014, § 1108.  You are not allowed to choose which provisions of the Companies Act of 2014 and this Company's Articles of Association you abide by - you are bound by the entirety of those documents, as professed and confessed in the enclosed August 2, 2021, letter.  Those rights to submit shareholder proposals and directors to be voted on as items on the agenda of the meeting (to replace the dismissed, interim directors, Joann A. Reed and Carlos V. Paya, M.D., Ph.D., serving as placeholder directors after having been voted out, along with the entire rest of the Board at the August 13, 2021, AGM) are explicitly protected and afforded rights, per your admission.  You also may not, as you did in the July 2, 2021, proxy statement for the legally incompliant August 13, 2021, annual general meeting, fraudulently state that director nominations and shareholder proposals are being accepted for inclusion, at the same time that you have a restraining order to make it illegal for shareholders to respond to your proxy materials "soliciting" for the submission of those items to be included on the voting ballots and agenda of the meeting, effectively booby-trapping all shareholders - that is fraud (securities fraud, proxy fraud, and electoral fraud) and both a violation of the Articles of Association and Companies Act of 2014, which - as I do not know how many times I must remind you - you already confessed you were bound to abide by.  For just a list of some of the statutes your fraudulent August 13, 2021, annual general meeting was incompliant with, you may - again - refer to the Companies Act of 2014, §§ 212, 1100, 1101, 1104, 1106, 1107, 1109, and 1110 (that is not an all-inclusive list of violated statutes as part of that unlawful annual general meeting).

At the time of your requesting a restraining order governing and restricting the rights of all shareholders (far beyond your scapegoat of BHG, given you used hollow allegations, for which you had no private cause of action to rely on, a just-as-hollow excuse to strip the rights of all shareholders, which you later admitted were the absolute rights of shareholders, given every shareholder was subject to being held in contempt at your choosing, per the injunction, § 6), this Company (by allowance, through no opposition, of the Board) fraudulently omitted disclosure of the very material facts that would have entirely derailed your case for a restraining order against your shareholders being legally permissible under any circumstances:

1. You did not disclose to The Honorable John T. Dorsey that shareholder oppression is illegal under the Companies Act of 2014, § 212,4 explicitly prohibiting shareholder oppression, and that you were statutorily required to maintain uninterrupted shareholder meetings and, therefore, democracy (which would therefore preclude the oppression of shareholder rights, for which extraordinary general meetings remain an absolute right of shareholders, even if not included in a Company's constitution, pursuant to the Companies Act of 2014, § 178(1)(b)), even throughout restructuring, as further supported by the Companies Act of 2014, § 175,5 which is why you were required to hold the August 13, 2021, annual general meeting and "election", which you did not disclose such a future required obligation to the court at the time of your request for the restraining order to oppress/restrict the rights of all shareholders (ahead of that "election"), nor did you come clean about your illegal order at the time you began preparing your July 2, 2021, proxy statement filing.6  Your illegal oppression rendered the "election" and shareholder meeting outcome entirely manufactured and fraudulent.  The Companies Act of 2014, § 175, and your admission of being required to hold an annual general meeting (though, your meeting was entirely unlawful and fraudulent), along with the prohibition of shareholder right oppression under the Companies Act of 2014, § 212, explicitly demonstrates and proves the statutory requirement for uninterrupted democracy and shareholder rights at all times, until shareholders are struck from the record by the High Court of Ireland.

Directly from the Companies Act of 2014, § 212:

212. (1) Any member of a company who complains that the affairs of the company are being conducted or that the powers of the directors of the company are being exercised-

(a) in a manner oppressive to him or her or any of the members (including himself or herself), or

(b) in disregard of his or her or their interests as members,

may apply to the court for an order under this section.

The only order that could cure this Board's ongoing violation of admittedly-protected shareholder rights, would be an order to vacate the injunction that is oppressing all admittedly-protected (admitted by this Company in their below-discussed August 2, 2021, private confession letter to BHG) shareholder rights.  Yet, you also oppressed shareholder rights to seek such an order from the High Court of Ireland (also illegal oppression, restriction, and coercion of your shareholders).  Why even possess the restraining order when you tell shareholders to violate the prohibited actions?  Your claim in the below-discussed, enclosed August 2, 2021, private letter to BHG that our admittedly-protected right of voting was not an act of "electing" or "removing" directors, "directly or indirectly" (all the exact words from your restraining order) is ridiculous - you did not want to admit you over-oppressed and surely did not want to explicitly state to violate your order, but your telling BHG that it is okay to vote is your instruction to violate your fraudulently- and illegally-obtained, illegally-oppressive (in unequivocal violation of the Companies Act of 2014, § 212), restraining order, even if you did not want to say "you may vote in violation of the active restraining order".

Very simply, how can you defend that your forcible violation of every shareholder's admittedly-protected rights, far beyond BHG, is not an action oppressive of shareholder rights and interests, even if you were able to obtain "consent" to your illegal act under duress of further threats to and coercion of BHG (your scapegoat of hollow allegations to enjoin every shareholders' rights), and when you admit, in writing, within your August 2, 2021, letter to BHG, that those rights are fully protected and preserved, not to be obstructed, by the Companies Act of 2014 and this Company's Articles of Association?  And if you claim that your restraining order only applies to certain shareholders (or that the Board can, again, cherry-pick whom the injunction restricts the rights of), then that is further admission of violating the Companies Act of 2014, § 1100, which "[ensures] equal treatment for all members who are in the same position with regard to the exercise of voting rights and participation in a general meeting of the company."  Just because shareholders are of a dissident position, does not grant you the right to prejudicially violate the rights of those shareholders in violation of that Companies Act of 2014, § 1100, statute that prohibits such prejudicial violation of rights based on the position of a shareholder.  Further, your prohibition of BHG, as a registered financial intermediary, being able to exercise rights at the instruction of its clients (as an absolute fiduciary obligation), is - again - unequivocal obstruction of the Companies Act of 2014, § 1110.  You have entirely obstructed BHG's ability to fulfill the instructions of its clients, as a financial intermediary, as to putting forth shareholder proposals and director nominations per the wish/instruction of its clients, unequivocally, in unambiguous obstruction of that statute.  BHG also has absolute harms from your obstruction of BHG's ability to fulfill its fiduciary duty to clients, as also protected by that Irish statute.  The violations just keep stacking up…

4 http://www.irishstatutebook.ie/eli/2014/act/38/section/212/enacted/en/html

5 http://www.irishstatutebook.ie/eli/2014/act/38/section/175/enacted/en/html

6 https://www.sec.gov/Archives/edgar/data/1567892/000119312521207066/0001193125-21-207066-index.htm

2. You also did not disclose during the hearings on your already-illegal injunctive order to strip the rights of all shareholders, that the Companies Act of 2014, § 175, further supports the requirement (and no permissibility of abandoning) of democratic processes, which would require you to hold the recent August 13, 2021, annual general meeting and election, after you already gagged and stripped the rights of all shareholders.  The restraining order was only issued due to the fraudulent absence of full and frank disclosure of Irish law that the injunction would violate, and that it was statutorily mandated that shareholder meetings continue, uninterrupted, throughout the chapter 11 proceedings.  You also never disclosed to the bankruptcy court that you were required to, yet illegally did not, hold an extraordinary general meeting of the shareholders before you thrusted this Company into this chapter 11 process with any reorganization plans at all, given the provision of the Companies Act of 2014, § 1111.  The fact that an order, illegal under Irish law, was issued, is entirely the fault of this Board and management due to their fraudulent omission of fact (multiple facts).  Rather than honestly disclose your intentions, circumstances, and obligations as an Irish Company, you, this Board, pulled the wool over the eyes of and maligned a foreign court by fraudulently omitting that hidden agenda and those obligations as an Irish Company, and have continued to do so.  The intended cure to your claim of "irreparable harm", by issuing that order, was not to allow for violation of Irish law because it was convenient for and would further the agenda of this Board to perpetrate a fraud (entirely fraudulent, manufactured "election" and annual general meeting in violation of numerous statutes surrounding the lawful conduct of shareholder meetings).  The "irreparable harm", with the possibility of an extraordinary general meeting that might result in your dismissal, when you were already supposed to hold that meeting before you even concocted your reorganization plans, would have been stakeholders uncovering everything illegal you were and are likely further hiding, including your concealed insider trading you disclosed 5 months after the fact, and ongoing breaches of Irish law, which you have fraudulently withheld from the bankruptcy court.  The intent of the order was to stop a shareholder meeting from occurring at all because of the "irreparable harm" you claimed disposition/replacement of board members would cause (that is, under your fraudulent representation that such oppression of democracy was legal under Irish law, which you did not disclose was entirely prohibited under the Companies Act of 2014, § 212, even during insolvency proceedings, as also further supported by the requirement of the August 13, 2021, annual general meeting under the provision of the Companies Act of 2014, § 175) - not a cue for this Board to violate the restricted activities of their own restraining order (that they just claimed would cause such "irreparable harm", if engaged in) by running a fraudulent shareholder meeting and "election" (as you did on August 13, 2021) to attempt a just-as-fraudulent front of compliance with that Companies Act of 2014, § 175.  Again, you obtained your requests through fraud by omission; plain and simple.  Had you fulfilled your duty to disclose, through full and frank disclosure of all facts and relevant obligations under the laws of your country of incorporation, you would never have obtained your order.  Deception and fraud by omission to get an illegal act to the finish line does not make the act legal.

You would have never obtained BHG's "consent" under duress (consent to an illegal act does not make the act legal) if you had not fraudulently omitted that the Company's request was illegal to begin with under Irish law.  If someone is creative enough to get the goods home after stealing them without getting arrested (like your creative use of getting "consent" to an illegal act from the victim after fraudulently omitting the illegality of the act from a foreign court), that does not absolve the person of the crime.  You, again, preyed on the fact that the foreign court and entity/person (BHG and myself, personally) for which you were attempting to illegally violate (oppression of shareholder rights, in direct violation of the Companies Act of 2014, § 212) were unaware that the act of shareholder oppression was illegal, and preying on the fact that you were able to obtain the result you wanted, no matter how illegal it was, through fraudulent omission, as you continued through with violating the law.

Let me also briefly compare your allegations in your "adversary" lawsuit against BHG (so puzzling how you label your shareholders "adversaries" as you still seek their approval in a shareholder meeting on your re-election and compensation), to this Board's absolute proxy fraud.  First, you claimed that BHG was supposed to file a proxy statement, when we - after further research - believed that we were able to rely upon an exemption, due to the foreign status of the Company and conflicting laws between the United States and Ireland.  We did not further research the situation after abandoning the idea of any proxy contest at all, but the entire situation was, at worst, a "good faith" violation, if it was at all, as even the U.S. Securities and Exchange Commission lawyer told BHG and its counsel (we also have that conversation recorded).  This Company also had no tangible damage as a result of the possible "good faith" violation.  It is also the right of this shareholder base to insert its opinion and exercise their rights, unrestrictedly, under the Companies Act of 2014, § 212.  Shareholders exercising their voice and rights due to this Board's engagement of an unapproved plan to reorganize in violation of the Companies Act of 2014, § 1111, is not damage to this Company, but damage to the shareholders for which you violated the rights and protection of under that Companies Act of 2014, § 1111, statute.  This Board, on the other hand, filed a proxy statement7 for its August 13, 2021, Annual General Meeting and entirely tampered "election" where every single one of you were voted out, in which (within that proxy statement) this Board indisputably committed fraud by omission and false statements, which I detail shortly.  That is not a misstep, and outright willful fraud.  Far from anything that could be deemed a "good faith" mistake.  You also sneakily filed that proxy statement without disclosure to the bankruptcy court, after you already requested (and obtained through your other fraudulent statements and omission) every shareholder act that is required for a shareholder meeting and according election to be made legitimate, be restricted and prohibited through a restraining order.  In your July 2, 2021, proxy statement regarding the August 13, 2021, Annual General Meeting, you committed actual fraud by omission when you did not mention even once that you were in possession of an actual restraining order to preclude your shareholders from exercising any of their rights (voting, nomination of directors, submission of shareholder proposals, etc.) that you were "soliciting" for response to, when you could then hold them in contempt of court if they responded to that "solicitation" for submission of shareholder proposals, director nominations, etc.  You also committed fraud by omission not disclosing that the order would manufacture the outcome of and tamper your election.  You further committed fraud by false statements that director nominations were being accepted, when you already precluded that act of "nominating", "directly or indirectly", in your already-active restraining order, leaving it an absolutely fraudulent "solicitation" for shareholders to exercise their rights under the Companies Act of 2014 and Articles of Association, leaving out that, if shareholders did exercise those absolute rights, you possessed a restraining order to hold them in contempt of court.  You also, even further, committed fraud, by fraudulently "soliciting" for shareholder proposals, while you - again - were in possession of a restraining order to hold shareholders in contempt of court if shareholders "propose[d] any matters to be acted upon by Mallinckrodt shareholders" (from the shareholder restraining order, § 1(c)).  That is securities fraud, plain and simple, on top of the already-existing electoral fraud and fraud by omission and false statements (to be covered further soon) before a federal bankruptcy court.

Then, after BHG continued exposing the electoral fraud at hand by the powers of this Board and management via letters included in 13D filings, the Company sent a self-impeaching, private letter on August 2, 2021 (enclosed), to BHG's Delaware legal counsel.  In that letter, you made an ever-impeaching statement:

"The exercise of voting rights remains subject to the Companies Act 2014 of Ireland and the Memorandum and Articles of Association of Mallinckrodt plc."

In that single sentence, you admitted multiple items:

1. Your shareholders had an absolute right to vote under those referenced documents (the Companies Act of 2014 and this Company's Articles of Association), yet you already precluded any act, "directly or indirectly", to "elect", "appoint", "remove", or "replace" any director of the Company - any voting would violate those restricted/prohibited actions.  So, you admitted in that private letter to BHG, by telling BHG that voting is a protected right, that you were absolutely infringing on a right that was absolutely protected under the Companies Act of 2014 and the Company's Articles of Association, then - instead of repealing the order - instructed BHG (a single shareholder), privately, that it was our right to violate the restraining order you obtained through fraud, when you are still publicly telling every other shareholder that those supposedly-stripped, admittedly-protected shareholder rights are illegal to exercise.  Also, you only piecemealed one of our many illegally stripped, admittedly-protected rights back to us (only our right to vote), while you were already illegally infringing on not only that protected right (given, you did not also instruct all other shareholders to violate your issued restraining order by voting), but all the other rights (the right to submit director nominations and shareholder proposals), which you left the restraining order in place to continue illegally infringing on.  Not that it would have mattered if you vacated the restraining order at that time anyhow, as it was already past the deadlines to exercise those other protected rights, where your "irreparable harm" to this shareholder base was already cemented with regards to that sham of an "election" process as part of an entirely unlawful (statutorily required) annual general meeting and "election".  So, when you clearly realized your order was too illegal for comfort and felt compelled to try to cover up your mess, you did not vacate the restraining order (though, it would have - again - been already too late), but instead sent a private letter to a single shareholder out of the thousands you were admittedly, illegally infringing upon the rights of as part of the injunction, § 6, and instructed us to violate the restraining order by voting.  Voting, unequivocally, would constitute an action, "directly or indirectly", to "elect", "appoint", "remove", or "replace" any director of the Company.

7 https://www.sec.gov/Archives/edgar/data/1567892/000119312521207066/0001193125-21-207066-index.htm

2. You admitted that you are subject and bound to the Companies Act of 2014 and the Company's Articles of Association.  Where in that Companies Act of 2014 do you see an exemption to its § 212 that you may rely upon (you cannot create an exemption out of thin air because you think it would further your agenda to violate that regulation)?  Violating the law to achieve an objective is still illegal when there is no stated, explicit, available exemption to rely on, and your further action of knowing you were required to - at minimum - hold a meeting of the shareholders at least once every 15 months proved your illegal action of attempting to end this Company's democracy and shareholder rights.  You also do not have an exemption to the absolute right of shareholders to call an EGM, as proven by the explicit provision that provides for the right of shareholders to an EGM, even if not included in the Company's constitution (Companies Act of 2014, § 178(1)(b)), especially when an EGM is required statutorily to be called when a Company is on the verge of insolvency (well before actual insolvency), as statutorily mandated by the Companies Act of 2014, § 1111, which you were - earlier in this letter - notified that you are in breach of (which results in a category 3 offense, carrying up to 6 months in prison and fines).  So, with that right to an EGM, explicitly protected by the Companies Act of 2014, which this Company already admitted it is bound to abide by, how do you think you have any right to override the right to an EGM, when it is statutorily mandated right (even if not stipulated in a Company's constitution), and especially when it is specifically mandated to call an EGM (prior to making any decisions) to determine the shareholder-condoned route of resolution when a company is on the verge of insolvency (Companies Act of 2014, § 1111), and you are in breach of and still defaulting on that statutory obligation of an EGM as it is?  Also, again, I remind you that not only are voting rights protected, but also our rights to "place items on the agenda of the meeting" (a right protected specifically by the Companies Act of 2014, § 1104), whether a shareholder proposal or director nominee to be voted on (both rights also protected under the Company's Articles of Association, also admitted by this Board as you were fraudulently "soliciting" such admissions in the proxy statement, as a booby-trap to hold shareholders in contempt of court if they took you up on your "offer" to exercise those admittedly protected shareholder rights).

As one more instance of proxy fraud, how about we point out that, in your July 2, 2021, proxy statement, you represented your compensation plan was comparable with the peer group companies listed?  Not one of those listed "comparable" peer group enterprises has an all-cash compensation plan.  Not one.  And two of those companies are also affected by opioid-related litigation.  Neither of those companies, facing the same headwinds as this Company, have an all-cash compensation plan, and still have an appropriate mix of equity- and cash-based compensation to ensure alignment with equity holder interests.  This Board committed fraud in their representation of those companies listed in the peer group analysis having comparable compensation plans.  Nowhere did this Board disclose that not one Company in that group had an all-cash Compensation plan - you fraudulently omitted that, and misrepresented a peer group analysis, plain and simple.  You were beyond incomparable to that peer group - there was no comparison to be had.  I can also tell you that, had you actually complied with your obligations under the Companies Act of 2014, § 1111, and put forth your present plan to shareholders to cancel existing equity interests with no factual justification of valuation, having held no open market auctions for assets to ensure valuation accuracy, having held no open market auction for equity to ensure such a stark "worthlessness" hypothesis, having never engaged possible insurance policies to cover liabilities (with no explanation as to why in equity committee hearings), while you conduct this Company in violation of numerous Irish statutes to appear no different than Ponzi scheme operators (soon detailed and matched with Irish statutes equating to more prison time), with insiders also writing fat checks to themselves as "bonuses" just a month before you pull out the rug from under all of those whom you have a fiduciary duty to (if you are not aware, that means putting their interests first), as you tell them you will - with execution of your "plans" - point to an empty-bag (an entirely self-interested move), you know for a fact you would have all been fired, on the spot, by your shareholders, as part of that statutorily required Companies Act of 2014, § 1111, EGM (which now subjects you to a category 3 offense), just as you were entirely ousted by shareholders on August 13, 2021.  This Company is not your personal slush fund (your proclaimed fiduciary duty to shareholders and creditors during equity committee hearings could not be more of a joke), and it is deplorable that you had the audacity to write checks to yourself before you thrusted this Company onto a course of undisclosed plans (entirely different than your April 2020-announced "Project Balboa" surgical bankruptcy plans) without consulting your shareholders once (as admitted in equity committee hearings), in admitted breach of the Companies Act of 2014, § 1111, which - again - subjects all complicit directors to a category 3 offense carrying up to 6 months in prison and fines.  Your endless misconduct and fraud by omission and deception is appalling.

I will add, it is further fraud ("reckless trading", under Irish law) that this Board did not simply come clean to all stakeholders (shareholders and creditors) that there was supposedly (by your admission of such known "hopeless insolvency") insolvent conditions, by holding an EGM under the statutorily-mandated provision of the Companies Act of 2014, § 1111, given that this Company allowed for the continued consumption of services/goods from vendors that they knew would soon be offered pennies on the dollar for their invoices submitted for services/goods consumed by the Company during such supposedly known "hopeless insolvency", on the fraudulent representation by this Board and management that the Company would be able to make good on payment for those goods/services consumed during such supposedly known insolvency.  Further fraud that, while not criminal under U.S. law (why?  I do not know…), it is a criminal offense under Irish law to engage in fraudulent, "reckless trading", by failing to immediately commence proceedings upon such supposedly believed insolvency and continuing to represent, to investors, vendors, and creditors, otherwise.  As in other cases, that is grounds for disqualification from future directorships under Irish law and personal liability for those fraudulent representations to those you damaged over the course of such "reckless trading".  And forget the excuse that it was not an improper delay because you needed time to prepare chapter 11 filings - you took months upon months negotiating behind your shareholders' backs through your violation of the Companies Act of 2014, § 1111 (already illegal and subjecting you to prison time), when you could have simply represented the truth of supposed insolvency, not further defrauding vendors and creditors in the process of your investigations without announcing such supposedly known insolvency, then negotiated after entering insolvency proceedings, without defrauding vendors and creditors further through reckless trading in the process.  But, that would have required you upholding your statutorily-mandated obligation to an EGM of shareholders upon such supposed knowledge of insolvency, and maybe you would have not had such an upper-hand to negotiate value for yourselves while you point multiple stakeholders (far beyond shareholders) who you defrauded in numerous ways, to their empty bags.  Had you complied with your statutory obligation under the Companies Act of 2014, § 1111, by making your first step the calling of an EGM to discuss the next steps with shareholders, none of this would have happened.  But, you did not…  Surprise, surprise.

Let us also discuss this Company's false statements before the bankruptcy court, made immediately after BHG outlaid the actually true information.  This Board stood by, without saying a word, after Hugh Murtagh, a lawyer at the Company's retained counsel, Latham & Watkins, falsely stated during the hearing on the restraining order requested by the Company to end the democracy of this Company by stripping the rights of shareholders, in violation of the Companies Act of 2014, § 212, that the Company was not listed on any regulated exchange of any member state of the European Union.  That is, even after BHG, just moments before, specifically stated and outlined before the court that the Company was traded on the Frankfurt Stock Exchange under ticker "MCD", and even went so far as to state when Germany became a member of the European Union (quite overkill).  In case this Board is unaware where it is traded, as much as it claims it does not know the rights of its shareholders (even having one of the top 10 law firms in Ireland retained to be at your fingertips for consultation), I will include a copy of the Mallinckrodt Plc. stock profile from Yahoo Finance, with regards to its listing on Germany's Frankfurt Stock Exchange under ticker "MCD"8.  Whether you believed you were on or off the record, you made a false statement before a federal judge (I do not believe that Mr. Murtagh did not fact check BHG's claim of being traded under ticker "MCD" under the Frankfurt Stock Exchange, if he questioned the validity of BHG's statement, nor should he have spoken if he did not know), plain and simple, to obtain what was an already-illegal request (the restraining order), which - in the end - was obtained on other fraudulent omissions while you were at it (such as the fraudulent omission that it was illegal under the Companies Act of 2014, § 212, or that you would soon be required to allow shareholders to exercise those enjoined rights under your statutory requirement to hold the August 13, 2021, annual general meeting).  You, the Board, in numerous ways, stood in silence (and still stand in silence), as your lawyers made false statements before the bankruptcy court, and have never corrected them since, as your shareholders have continued laying numerous violations in your laps month after month.  This shareholder base, and all other stakeholders (BHG is seeking to protect the interests of all stakeholders you have victimized through creditor preference violations, endless bouts of fraud, and otherwise), deserve the truth, and you commit fraud by omission and false statements at nearly every junction where it furthers your agenda.  I find it absolutely outrageous that you include a provision that BHG should be barred from making false statements (when you could not even name an example in your lawsuit), when the course of this case has been based on the lies, fraudulent omissions, and fraudulent statements of this Company (and, by no correction, the Board), both in the bankruptcy court and outside the bankruptcy court (even in financial statements and securities filings), let alone then instruct shareholders, after obtaining your illegal injunctive order, to go ahead and violate it (again, why did you request it then?).  No one can take anything you say seriously, nor believe a word of it.  I will further add that Latham & Watkins is complicit in fraud upon the court, in the way that they confessed that they are willfully turning a blind eye to all of the illegal violations of shareholder rights, essentially confessing to their own refusal to investigate ("we have made no investigation into, and make no comment or admission in respect of"), as stated in the letter from Latham & Watkins (the private August 2, 2021, letter to BHG).  Latham & Watkins, "an officer of the court", "directed to the 'judicial machinery' itself", "as intentionally false, willfully blind to the truth, or [and] in reckless disregard for the truth", "a positive averment or concealment when one is under a duty to disclose", "that deceives the court", in order to obtain a desired result on a foundation of fraud, and to allow this Company to continue to remain in possession of an order that was illegally obtained under fraudulent statements and omissions of this Company and Board's statutory obligations under the Companies Act of 2014 and Articles of Association.  This Company still turns a blind eye (willfully disregarding their violations) to that information, so that they may deceive the court further than they already endlessly have.

8 Yahoo Finance profile for Company's stock listed on Germany's Frankfurt Stock Exchange:  https://finance.yahoo.com/quote/MCD.F/

This Company also, by its admission, committed accounting fraud via violation of the requirements for contingent liability recognition set forth under FASB ASC topic 450-20-25-29:

450-20-25-2  An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a. Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b. The amount of loss can be reasonably estimated.

In analysis of that cited FASB ASC topic:

For part (a):  This Company, management and Board, actually thinks any stakeholder at this table, the Public Company Accounting Oversight Board (PCAOB), the U.S. Securities and Exchange Commission, or the bankruptcy court would believe that, at the time of filing your August 4, 2020, 10-Q filing10 with the U.S. Securities and Exchange Commission, you were not of the position already that shareholder's equity did not exist, when you were already preparing legal documents that would proclaim such a position that no equity exists through "hopeless insolvency"?  You then very surely "probably" believed that a liability had been incurred (if your story is true), at (the very) least to the tune of $969.5 million11, if you were so sure that no equity existed to the point that you were crafting legal filings to proclaim so starkly through supposed "hopeless insolvency".  It was more than "probable that one or more future events [would] occur confirming the fact of the loss", such as maybe a chapter 11 petition that would disclose such concealed liabilities and zero equity that you then-fraudulently concealed from the balance sheet at the time you were preparing those legal filings telling an entirely different story than you were to the investing public pre-petition?  The "event" that was more than "probable" was your late disclosure of fraudulently concealed, more than "probable" (under such a confident claim of "hopeless insolvency") liabilities that you already supposedly more than knew about, and were already basing chapter 11 negotiations and disclosures on behind closed doors.  That, the certification of two different stories to two different people, at the same time, is fraud.  And if you want to make the claim that your balance sheet differed from reality, when you (supposedly) so surely knew the liabilities of this Company were at least $969.5 million more than you stated (fraudulently concealing them from your securities filings as you told the other story in impending chapter 11 filings), then you are not helping your story.

9 See page 8:  https://asc.fasb.org/imageRoot/73/6954873.pdf

10 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001567892/000156789220000052/mnk-20200626.htm

11 See "Total Shareholders' Equity", page 4:  https://www.sec.gov/ix?doc=/Archives/edgar/data/0001567892/000156789220000052/mnk-20200626.

For part (b):  If you, at the time of preparing to proclaim (through chapter 11 filings) such surety of "hopeless insolvency" and no equity possibly existing at all (which, again, you have no factual proof of and only speculated through spit-balled numbers as a result of arbitrarily whacking percentages off of asset values and speculatively extrapolating liabilities into the "trillions", when you claimed you had no liability in the matters all before then), it is beyond "reasonable estimation" that you fraudulently concealed liabilities of at least $969.5 million (again, the number you then fraudulently certified as existing shareholder's equity in the August 4, 2021, 10-Q filing).  You had an absolute obligation to certify only zero equity value if you were of such absolute belief to be negotiating and preparing legal filings on such a foundational, supposedly absolute belief of "hopeless insolvency".  Plain and simple, you were declaring two (radically) different numbers at the exact same time to two different parties; one number you were publicly declaring, and the supposedly true number, you concealed, to be later confessed as the real story you want people to now believe.  That is fraud, just the same as certifying a different number to the tax authorities (to reduce your taxes) and another number to your lenders (to obtain larger loans).  The "event" was far beyond "probable", given it was entirely "contingent" on an event (your impending chapter 11 filing) that this Board not only knew was coming, but was entirely in control of, yet you still fraudulently represented $969.5 million in shareholder's equity that you were so supposedly sure did not exist in closed-door filings, by absolutely defying the accounting requirements for contingent liability recognition set forth under FASB ASC topic 450-20-25-2.

This Board and management then absolutely, fraudulently, concealed at least $969.5 million in liabilities (again, if you want to continue your claim of such sure "hopeless insolvency" is true), having met both requirements for contingent liability recognition under FASB ASC topic 450-20-25-2, unequivocally.  If this Board and management is not aware, fraudulent concealment of liabilities greater than €20.00 (far less than $969.5 million) is a category 2 offense (carrying up to 5 years in prison and a fine of up to €50,000) under the Companies Act of 2014, § 717(a)12.  And if this Company wants to backpedal on those supposed liabilities, "fictitious loss" claims are also a category 2 offense under the Companies Act of 2014, § 719(3)13.  And if you claim that your financial statements are not fictitious, then you just admitted to more bankruptcy fraud by false statements that no equity supposedly exists.

Further, to show how even the slightest analysis of accounting proves your story of "liabilities" is entirely fraudulent one way or another, no matter which story you now choose to pursue (out of the multiple stories you have been telling):  If you were to claim that no equity exists, you would (again, under that cited FASB ASC topic regarding contingent liability recognition) have been required to charge a liability (good luck picking where to book the liability with no supporting, factual justification, that would give any such entry legal merit, and where it would not constitute artificial manipulation) to drive equity to at least (at the very least) zero on the balance sheet (in knowledge of your position of such supposed certainty that no equity exists at all), then - just after emerging from these reorganization plans (as set forth in the present RSA) - you would have to immediately book entries to reverse those charges that you booked to drive equity to zero, to reinstate equity values to reflect the actual liabilities/settlements incurred as part of the already-supported RSA terms.  What justification do you have for driving equity to zero value (that is your claim, right?), to immediately reinstate equity back to pre-petition levels, merely because your unsubstantiated booked entries to artificially demonstrated liabilities did not reflect the already-supported settlements on the table (it is impossible for you to claim that your extrapolation of liabilities into the "trillions" is more "probable" under FASB regulation than the already-supported settlements on the table under the RSA)?  Again, good luck explaining how speculated liabilities are more probable and justifiable to book than the already-supported settlement terms (the contingent liabilities on the table), when you are then admitting that equity exists by your present balance sheet.  You are then not allowed to capriciously throw in the towel to wipe out equity that you then admit exists, handing that rightful remaining value to creditors (and the post-reorganization insider MIP plan, very self-interestedly), just because you have lost your interest and have no incentive (in fact, the opposite) to negotiate this Company's liabilities as a vested equity holder would.  Throwing in the towel negotiating is not "hopeless insolvency".  You claimed in equity committee hearings that, if you allowed equity holders to retain that equity on the balance sheet, that claimants would demand more value.  Of course, they will demand more value, if they know you are willing to capriciously hand all remaining value to them just to appease their effective shakedown of value that belongs to the stakeholders whom you have actually have a fiduciary duty to.  You do not have a fiduciary duty to mere claimants - only to those who, at the least, have a legal judgement.  With mere claimants, it is your absolute duty to negotiate with them, in the best interest of those whom you actually have a fiduciary duty to.  You have lost your interest in negotiating, and capriciously wiping out equity interests because you wish to throw in (or, maybe, out) the negotiating towel does not prove insolvency under Irish examinership standards.  After all though, you were not much of a vested stakeholder even pre-petition, with quarters upon quarters pre-petition of incompliance with the compensation plan rules surrounding minimum equity ownership requirements that were drafted and set forth for approval by yourselves (you cannot even follow the rules you institute yourselves, let alone Irish law).  Though, if you still want to continue with your claim of "trillions" in liabilities (therefore, admitting to the accounting fraud just ever-so-detailed), how can we believe your balance sheet at all at this point, if you could not come to such basic accounting conclusions yourself, that only require basic ethics of disclosure, and far from analysis of the very FASB ASC standards that legally require such disclosure?  If you manipulated your balance sheet to drive equity to zero (pre-petition or now) with no justification (as you would be required to by virtue of that cited FASB ASC topic on contingent liability recognition), in knowledge that liabilities would be settled for less than your groundless speculation merely to drive the stated shareholder's equity to zero (merely to artificially demonstrate that no equity exists, to fraudulently justify wiping out your shareholders), your balance sheet pre-petition and post-petition would then look like a "U" because you artificially manipulated your stated liabilities, without substantiation, to fraudulently substantiate wiping out shareholders in accounting fraud/manipulation when your contingent liabilities agreed to as part of an RSA never entirely wiped-out equity value to begin with.  Good luck explaining to the tax authorities, Securities and Exchange Commission, and PCAOB, why you would have then fraudulently taken unsubstantiated charges to your income (again, you have no justification for your speculation of "trillions" in liabilities being more probable than the already agreed-to terms of your liability settlements) under accrual accounting when they were not substantiated by the settlements you have already stated your creditors support… None of what you are doing conforms to the accounting standards set forth by FASB and under GAAP rules, completely constituting fraud no matter which way you look at your multiple stories.  If this is the "standard" of accounting at this Company, it is very "probable" that the Irish Tax Commissioner, U.S. Internal Revenue Service, and PCAOB, will be taking a long look at this Company's accounting records with such supposed inconsistency with accounting standards you are bound to abide by under FASB ASC and GAAP rules, if your confessions of "hopeless insolvency", alongside such then-apparent accounting blunders, therefore, are true.

12 http://www.irishstatutebook.ie/eli/2014/act/38/section/717/enacted/en/html

13 http://www.irishstatutebook.ie/eli/2014/act/38/section/719/enacted/en/html

I will also state that BHG sympathizes (and shares anger) with the parties that have supposedly discovered this management and Board "siphoning" (their words, exactly) assets off of specific entities in alleged fraudulent conveyances.  Those alleged fraudulent conveyances are an exact example why shareholders have sought replacement fiduciaries (and, in fact, dismissed this entire Board in a landslide vote at the August 13, 2021, annual general meeting, despite this Board's restraining order to commit electoral fraud via coercion and tamper voting results - clearly it did not work too well).  With proof by those parties of fraudulent conveyances of assets, that would also result in another category 2 offense for this Company's fiduciaries, pursuant to the Companies Act of 2014, § 72114.  Another up to 5 years in prison and up to €50,000 in fines.

As another violation of Irish law, the Companies Act of 2014, § 717(b)15, states that "fraudulently remov[ing] any part of the property of the company to the value of €20.00 or more" "within 12 months preceding winding up or any time thereafter" results in a category 2 offense (another up to 5 years in prison and up to €50,000 in fines).  This Board's self-awarded "bonuses" disclosed on September 1, 202016, (less than 2 months before pulling the rug from under stakeholders with such fraudulently concealed "hopeless insolvency" - far nearer to the proclaimed insolvency than the full 12-month lookback period) were fraudulently taken without approval as part of the statutorily required EGM to be held under the Companies Act of 2014, § 1111, before any decisions were to be made as part of supposedly impending insolvency (far past the point of breaching below the threshold of half of the Company's paid-up share capital), in direct violation of this Board and management's fiduciary duties to both shareholders and creditors that they are now pointing to an empty bag.  Stakeholders (creditors and shareholders) may have an even better claim (we will allow the High Court of Ireland and Irish O.D.C.E. to decide which statute the act more so violates) under the Companies Act of 2014, § 72217, since this Board and management were carrying on business, with known insolvency (you were, indeed, preparing documents to profess something entirely different than you were certifying in financial statements, having failed to alert stakeholders of your knowledge of insolvency through financial statements and a statutorily-mandated EGM under the Companies Act of 2014, § 1111), fraudulently omitting those supposedly known liabilities from the financial statements of the Company, then skimmed hard assets for insiders off of the financial accounts of the Company, in direct violation of your fiduciary duties to shareholders and creditors, before announcing no money was left for numerous stakeholders.  You wonder why I equated your acts to a Ponzi scheme before…  Both a breach of duty, fraudulently removing assets from the Company through fraudulent omission and concealment of known, supposedly absolute insolvency, with - again - no statutorily-mandated EGM having been held under the Companies Act of 2014, § 1111.  Under that Companies Act of 2014, § 722, statute, that is a category 1 offense, carrying up to 10 years in prison and €500,000 in fines.  You both defrauded your stakeholders with concealed supposedly true losses, then skimmed assets off the financial accounts of the Company to further breach and defraud your stakeholders, plain and simple, trading on undisclosed information in an act of insider trading thereafter, too, as if it could not get any worse.

14 http://www.irishstatutebook.ie/eli/2014/act/38/section/721/enacted/en/html

15 http://www.irishstatutebook.ie/eli/2014/act/38/section/717/enacted/en/html

16 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001567892/000156789220000054/mnk-20200901.htm

17 http://www.irishstatutebook.ie/eli/2014/act/38/section/722/enacted/en/html

Speaking of that mentioned insider trading by this Board and management, this would be a good juncture to talk about that.  I will add, you already admitted the act (although, you did a terrible job of trying to bury the admission in securities filings).  You fraudulently omitted, at the time of the equity committee hearings (when you were attempting to dissuade the appointment of an equity committee, on your foundational claim that interests of the Company's directors and officers were still aligned with that of shareholders), the decision at this Board's secret November 3, 2020, meeting, where you entirely waived the ongoing equity ownership requirements that the Board and all executives were already not in compliance with, and for quarter upon quarter pre-petition.  As admitted in Form 4 filings18 with the U.S. Securities and Exchange Commission, trades taking place from November 6, 2020, to November 16, 2020, this Board and management, without filing an 8-K for such a material event before trading on that decision to entirely abandon alignment with shareholder interests and allow for free, sudden divesture of insider equity interests, without limitation, then dumped hundreds of thousands of shares onto counterparties/investors that were not aware of that decision only known by those insiders selling.  You do not think those counterparties not in possession of that inside information would have thought twice about buying the stock if you were so dead set on extinguishing the shares that you would waive the very compensation plan rules that maintain your material alignment with shareholder interests and keep this Board incentivized to maximize value through the entirety of the capital structure, all the way up through existing equity interests?  You also do not think that buyers would not have pulled their bids if you announced that very material information before you unloaded your shares?  But then you would not have obtained as much in proceeds for your divestures with that proper disclosure…  You then did not disclose that information in equity committing hearings, not in the initial 10-K filing on March 10, 202119, either, but instead fraudulently omitting disclosure (you were asked numerous times why those sales were allowed to take place, and never came clean) until a 10-K amendment filing on April 19, 202120, 5 months after the event occurred and you already had traded on the information without disclosure first.  It is quite clear you were compelled to disclosure, after BHG's remarks in court just days after your initial 10-K filing, regarding this Board and management's sudden, broad stock sales in further violation of the already-breached ongoing equity ownership requirements, but you had already illegally traded on the information by the time you disclosed, again, 5 months later.  Had you disclosed that very material information at the equity committee hearings, your case for being aligned with shareholder interests would have been perceived materially differently, yet you fraudulently withheld and omitted the information both from the bankruptcy court and from investors, as you dumped your stock onto counterparties, without warning, far before you "disclosure" (buried in a filing, months later - quite the "disclosure"…).

This Board engaged in further fraudulent actions and breach of the very documents you professed to be entirely bound to abide by (the Companies Act of 2014 and Articles of Association) on the date of the already-fraudulent August 13, 2021, annual general meeting and election, after shareholders voted out and dismissed all directors, despite the absolute electoral fraud via legal coercion of voters at the powers of the Board.  The Company's Articles of Association (already admitted by the Company in their self-impeaching August 2, 2021, letter to be bound by), § 81, very clearly stipulates the protocol to be followed when there is the "failure of any directors to be re-elected":

18 Form 4 filings for insiders of Mallinckrodt Plc. may be viewed at:  https://www.sec.gov/edgar/browse/?CIK=1567892&owner=exclude

19 https://www.sec.gov/Archives/edgar/data/1567892/000156789221000011/0001567892-21-000011-index.htm

20 https://www.sec.gov/Archives/edgar/data/1567892/000156789221000016/0001567892-21-000016-index.htm

"If, at any annual general meeting of the Company, the number of Directors is reduced below the prescribed minimum due to the failure of any Directors to be re-elected, then in those circumstances, the two Directors which receive the highest number of votes in favour of re-election shall be re-elected and shall remain Directors until such time as additional Directors have been appointed to replace them as Directors."

In the Company's proxy statement for the August 13, 2021, annual general meeting, filed on July 2, 2021, this Board (having approved the proxy statement) also affirms understanding of the meaning of the Articles of Association, § 81, even more exactly, in your own words:

"If an election results in either only one or no directors receiving the required majority vote, either the nominee or each of the two nominees receiving the greatest number of votes in favor of his or her election shall, in accordance with our Articles of Association, hold office until his or her successor(s) is elected."

Let us - for a moment - point out, that the act of "appointing" and "nominating" directors is still prohibited in the restraining order against shareholders, which is also an absolutely covered right under the admittedly-bound Articles of Association that the just-previous proxy statement quote is from, along with the Companies Act of 2014, § 1104, and other relevant sections.  You, again, beyond holding a shareholder meeting, violated your own restraining order, yet again, by attempting to fraudulently "appoint" (reappoint) directors that were just dismissed, in direct breach of your fiduciary duty to heed to the certified voting results of your constituency.  Beyond that, those replacement directors must be "elected" into office by shareholders, just as you were voted out of office by shareholders through an "election", as you just affirmed in that just-cited quote from your proxy statement.  Interim directors, Joann A. Reed and Carlos V. Paya, M.D., Ph.D., not only autocratically attempted to self-instate themselves as long-term directors again after being ousted (in complete defiance of their fiduciary duty and the certified voting results21), but also continued infringing on shareholder rights to "nominate" and "elect" "replacement" "successors" due to their dismissal, and also fraudulently reinstated their also-just-dismissed electoral fraud accomplices (former directors), without any election at all, when those "nominated" were required to be "elected" into office by the only holders of votes in this democracy - the shareholders (certainly, not the share-less directors that were just told by shareholders we do not trust them to remain in office through such landslide voting results).  Just as you were voted out (moments before) by shareholders through the "election" on August 13, 2021, elections take place by the voting constituency of a democracy - not an oligarchic or communistic self-appointment of leaders by those who were already voted out.  Your holding of an annual general meeting was your admission democracy may not cease at this Company under Irish law, and can you imagine if a just-ousted President of the United States simply reinstated him/herself upon announcement of their loss of an election for re-appointment, along with their also-dismissed Vice President?  You have engaged in absolutely endless bouts of democratic fraud.  The results that determined you were "elected" to be voted out and dismissed by your voting constituency (shareholders), were certified by Broadridge, who you would have just as equally defrauded through omission as to your possession of a restraining order to attempt manufacturing and manipulating the outcome of your election through electoral fraud via coercion.  Your results were "certified" by Broadridge, and you still refused to concede to the results because your electoral fraud was clearly not powerful enough to stop your shareholders from exercising their rights you have been infringing on for months, when they bravely, entirely dismissed you at the "election" on August 13, 2021.

It is without question to say that this Board understood the protocol of the Articles of Association, § 81, when you confirmed in the proxy statement that - given no directors received a majority vote to retain their positions - you affirmed you were dismissed, to be "succeeded" by a nominee "elected" by shareholders.  We clearly do not trust your judgment to begin with, so who are you to autocratically re-instate yourselves and your fellow also-just-dismissed electoral fraud accomplices back to the Board, in absolute defiance of the voting results that were just certified by Broadridge, where every single one of you were voted out.  You were, and are still, illegally infringing on shareholder rights to nominate directors (an absolute right, as you admitted, in the Company's Articles of Association), just as you admitted in the same proxy statement.  Director nominees (though, barred under the restraining order) were to replace you after being "elected" into office by the only holders of votes in this Company's democracy - your shareholders.  Not to be added alongside you without an "election" taking place at all.  You are not the voters in this democracy - the voters/shareholders who voted you out, are the voters as part of any "election" in this democracy.  This Board also confirmed their absolute understanding that those incumbent directors who received a majority of votes against their re-appointment would "no longer be members of the Board" after they failed to receive a majority of votes in favor of their reappointment to office (yet you, again, fraudulently re-added yourselves and your other fellow ex-directors just moments after their dismissal), on page 11 of the proxy statement:

21 https://www.sec.gov/Archives/edgar/data/1567892/000119312521246144/0001193125-21-246144-index.htm

"Incumbent directors who do not receive a majority of the votes cast at the Annual General Meeting are not re-elected to the Board, and immediately following the Annual General Meeting, will no longer be members of the Board."

Joann A. Reed and Carlos V. Paya, M.D., Ph.D. were (and are) mere, interim, placeholder directors ("no longer [to] be members of the Board") until "replacements" are "elected" through a meeting and "election" process that is actually compliant with the numerous statutes of the Act (and our Articles of Association) that were violated as part of the entirely incompliant August 13, 2021, AGM, and your failure to concede to those results that ensued.  You also acknowledge yourselves that shareholder nominations to appoint new directors are an indisputable right of shareholders under our corporate charter, in your proxy statement:

"As provided in its charter, the Governance and Compliance Committee will consider nominations submitted by shareholders."

Again, I will point out that the just-previous quote was securities fraud, in the form of proxy fraud.  You were not accepting director nomination submissions when you were in possession of a restraining order to hold shareholders in contempt of court if they responded to your solicitation and submitted a nomination - fraud at its finest.  In the proxy fraud case of U.S. Securities and Exchange Commission v. RBC Capital Markets, LLC, RBC did not even outright lie like this Board did in its July 2, 2021, proxy statement, and they still were charged with proxy fraud.  Your proxy statement was an absolutely fraudulent booby-trap that you represented as a legitimate "solicitation" for exercise of shareholder rights, and fraudulently omitted the very restraining order that would preclude any shareholder from being able to respond to that solicitation.  And yet, in continued violation of Irish law and, in particular, the relevant obligations of this Board under the Companies Act of 2014, § 212 (even after admitting this Company is bound by the provisions of the Companies Act of 2014 and Articles of Association), this Board continues to knowingly violate the rights of shareholders, including their ability to call a shareholder meeting (there is no difference between the extraordinary general meeting that shareholders were proposing to call and the annual general meeting that the Board called, except that the "annual general meeting" the Board called was entirely fraudulent and in direct breach of this Board's obligations as part of the statutorily mandated lawful conduct of shareholder meetings under the Companies Act of 2014, §§ 212, 1100, 1101, 1104, 1106, 1107, 1109, and 1110).  This Board continues to remain in possession of the restraining order that violates the admitted absolute rights of shareholders, after already having committed numerous instances of securities, bankruptcy, accounting, and electoral fraud.

Despite your admission of rights that remain subject to the Companies Act of 2014 and the Company's Articles of Association (clearly, you did a bit of investigating, to feel compelled enough to admit which documents protected the rights of shareholders, and which you were bound to abide by), you despicably stated in your August 2, 2021, letter to BHG:

"We have made no investigation into, and make no comment or admission in respect of, the title or rights Mr. Parker, The Buxton Helmsley Group and/or parties acting in concert with them assert or may assert in respect of shares in Mallinckrodt plc or any right or interest in respect of such shares. Your clients should seek appropriate advice in respect of the exercise of their rights."

BHG has indeed retained Irish legal counsel (one of the top ten law firms in Ireland, since March, in fact), which has affirmed our position that shareholder oppression is illegal under the Companies Act of 2014, § 212, you have no right to obstruct a financial intermediary's ability to uphold its clients' instructions of exercising their rights as shareholders, pursuant to the Companies Act of 2014, § 1110, and we continue to lay those violations in your laps.  You clearly have investigated shareholder rights, having acknowledged that voting remains a right of shareholders, and this Board still feigns false ignorance (in an attempt to fraudulently gaslight further) as you - in the sentence just before - admit that you already investigated the acts that you claimed you have not investigated (what a mind-twister that just was), and continue to prod forward on your illegal acts through that fatuous double-talk.  And now, you have admitted to criminal activity including insider trading, through your attempt to creatively bury it in securities filings with the U.S. Securities and Exchange Commission.  Again, I would very much bet that numerous of the counterparties whom you left in the dark regarding that inside information that you remained in proprietary possession of as a result of fraudulently abstaining from disclosure until 5 months after you already traded on the information, may not have engaged in the purchase of your shares that you dumped on them, if they had been disclosed that information via an 8-K, at the very minimum, before insiders dumped their shares, without warning, on those counterparties unaware that the Board abandoned the very policy in place to ensure alignment with the shareholder interests they were purchasing.

Further, I will add that this Company, through its Board and management, has not equitably modified (has not modified at all) its restructuring plan to take into account numerous facts, including the very material fact of added revenue and asset value (and, therefore, equity value) as a result of the June approval of StrataGraft®.  Even if your financial analysis pre-StrataGraft® was correct (which BHG does not believe for two seconds, given that you have provided no facts to back up your mere hypotheses, and your story is worlds apart from what you were proclaiming to investors pre-petition), you undoubtedly have added extra equity value as a result of the approval of StrataGraft®, yet you are attempting to stuff it into the pockets of those bondholders and recipients of insider-allocated equity via the management incentive plan when you already admitted that equity recipients were "over-secured" during equity committee hearings (though, again, puzzlingly and hypocritically claim are also "impaired", when it furthers your agenda), as it was, even before the added value of StrataGraft®.  Compared to what would take place in Chapter 7 proceedings, as a mere scenario, for example, that extra value as a result of the approval of StrataGraft® would equitably flow further up the capital structure to those entirely or partially impaired, no one would be "over-secured" at the expense of other stakeholders entirely or partially impaired (admitting you have no idea what you are even handing stakeholders in the reorganization), nor would post-reorganization insiders be able to self-interestedly pocket proportionate extra value as part of the intended 10% post-reorganization MIP, in further direct violation of their fiduciary duties to shareholders and creditors.  If this Board actually followed Irish law, as held In re Systems Services Building Group, Ltd. [2020], holding open market auctions to prove out value hypotheses and to ensure that assets are not dealt at an undervalue (especially when those assets are being dealt to an entity that post-reorganization insiders will receive an interest in - a clear conflict of interest), you would never end up with any stakeholder being "over-secured" at the expense of other stakeholders.  Plain and simple, this Board has an equal fiduciary duty to every stakeholder.  You do not get to engage in further preferential treatment of those stakeholders which were the beneficiaries of your creditor preference violations under Irish law through your prejudicial, private exchange offers, to screw retail bondholders (creatively, now referred to as "legacy" bondholders) while you enriched your institutional bondholders through those prejudicially-solicited private exchange offers (who were swapped into notes that now conveniently are set to receive their share of 100% of the reorganized entity's equity and second-lien take-back notes) that smaller, retail noteholders did not have the same opportunity to save their investment interests through, given they did not receive such private, sweetheart deal offers, and were left holding hot potatoes until they hit the floor.

Though not in the subject line, I would also like to debunk your absolutely ridiculous claim that shareholders are looking to pocket money that is not theirs.  If existing shareholders are truly out of the money, as you claim we are, but you have provided no factual proof of, only speculation through an entirely different story than you were telling before you thrusted this Company onto a path not approved as part of a statutorily required EGM under the Companies Act of 2014, § 1111, and only lied endlessly through the process (do you see why we doubt anything you say and why you were voted out?), then shareholders are fine receiving nothing.  But when you attempt to stuff money into the pockets of post-reorganization insiders via the MIP plan and those beneficiaries of your creditor preference violations, that you already admitted to being "over-secured" (I must say again, as I am endlessly puzzled, that you also claim those "over-secured" are "impaired") even before the approval of StrataGraft®, you prove that you are not attempting an equitable outcome of this case.  You further prove a lack of upholding your equal fiduciary duty to every stakeholder when you commit further creditor preference and prejudice violations, when you treat the Acthar Plaintiffs much less favorably than you do the opioid plaintiffs, when both are mere claims.  Why should one claim be given more preferential (creditor preference violation) treatment than another?  BHG recognizes your absolutely prejudicial treatment of nearly every stakeholder at this table, and you continue to knowingly violate the laws of Ireland, as we continue to cite the cases and statutes which you are running entirely counter to, and lay them in your laps continually, as you attempt to keep "sticking your head in the sand" through your refusal to "investigate", even after you prove you did investigate just before through double-talk.  BHG has only ever spoken up to ensure an equitable outcome for all - not just shareholders.  It is sheer lunacy (and proves your entire lack of understanding of finance and capital structuring) that you claim as though value will flow to shareholders when it should not.  If the value is not there, it is simply not there.  You cannot get blood out of a turnip, just the same as is not possible in the scenario of a chapter 7 liquidation.  Plain and simple.  But you can, without factually-justified, speculated opinions of insolvency and valuation (like this Board's), inadvertently and inequitably hand more value (your admission of "over-securing") to certain stakeholders, which is what this shareholder base believes is occurring (and you have admitted through your "over-securing"), given no factual proof of your valuation claims, only speculation, your accounting endlessly pointing to fraud every which way you look at it, and your admission that you are indeed handing extra value to certain stakeholders (again, "over-securing") at the expense of other stakeholders whom you have an equal fiduciary duty to, while you also hypocritically - again - claim out the other side of your mouth that those "over-secured" are "impaired".  You cannot be "impaired" and "over-secured" at the same time - those are antonyms, and proves shareholders' exact opinion that you have no clue what value you are handing anyone, and breaching your equal fiduciary duty to every single creditor and shareholder at this table.  And the reason a bankruptcy court exists to begin with, is for parties to prove out value and ensure only an equitable outcome, yet you have provided no factual proof and only speculation of your financial hypotheses, which you cannot even back up with your accounting.  Shareholders and bondholders, however, have only been discriminated against, as their fiduciaries have continued to defraud them, the United States Bankruptcy Court, the U.S. Securities and Exchange Commission, and Ireland, in numerous ways.  You have no incentive, and every incentive not to, realize true, factually supported value of assets (and liabilities, through good-faith negotiations not fraught with creditor preference violations) through exploring every avenue that you neglected to prior to thrusting this Company into chapter 11 plans that you never once disclosed before doing so (entirely different from "Project Balboa") and without consulting with your shareholder base to determine "measures [that] should be taken to deal with the situation", in complete violation of the Companies Act of 2014, § 1111.  Even when you add hundreds of millions in revenue and, therefore, most definitely, equity value, through the approval of StrataGraft®, for instance, you stuff that extra value into the pocket of post-reorganization insiders and those already admitted to be over-secured, while you still proceed with the intent that those "out-of-the-money" before the approval of that drug should not receive any consideration for that extra value added to this Company's balance sheet.  Even if your financial analysis, pre-petition, that this reorganization plan was based on, was true (which BHG, again, disputes endlessly, as you have provided no factual proof, provided no unconflicted third-party valuation to confirm your value hypotheses, held no open-market auctions of assets or equity to prove your value hypotheses in good faith, just as any vested shareholder would have, telling an entirely different story all before you came up with a new story that ever-so-ironically would include post-reorganization insiders being gifted with a 10% MIP plan, when they owned virtually no equity pre-petition), there is extra value as a result of that drug's approval, and you have not equitably adjusted recoveries for that extra value.  BHG is not in a position to declare where that extra value should go, but perhaps it should go to the bondholders that provided funded debt, have absolutely cemented claims against this Company (whom you actually have a fiduciary duty to), before you hand it to those who have mere unliquidated claims against the Company, and continue pointing your funded debtholders with a concrete claim against the capital structure to an empty bag.  I am not saying that those with unadjudicated claims do not deserve value, as that is something that should be determined, but you are proving your absolute inability to follow the protocol of even something as simple as our Articles of Association, with relation to the voting results on August 13, 2021, let alone your absolute inability to conduct a reorganization that does not commit numerous creditor preference violations (even before the reorganization starts), which no party would agree to or approve of except those whom you admitted are "over-secured" through your preferential, prejudicial, inequitable treatment (yet, when its convenient to claim no money is left for other stakeholders, you then hypocritically label those "over-secured" as "impaired").  But, as you continue claiming no money for those stakeholders, is it not just too comical how you still claim there is enough value to allocate 10% of the reorganized equity to the self-negotiated MIP plan?  Perhaps, if you were not in default on your obligation under the Companies Act of 2014, § 1111, shareholders with a vested interest may have elected new fiduciaries who would actually uphold their fiduciary duty before awarding value to themselves (drop the argument of insiders not possibly remaining post-reorganization, as everyone at this table knows that the proposed MIP exists as much as it does because all present insiders are praying to hop on that gravy train).  One can also very easily conclude that your inequitable payouts and creditor preference violations are likely informal bribes to stuff under the rug illegal acts far beyond your insider trading.  Maybe, such as the RICO violations related to charity co-pay routing that was just brought to light on the docket a couple weeks ago? [Dkt. No. 3729]  There is a reason you are acting so disreputably and inequitably, with no factual justification for any of your actions, as you continue to feign ignorance as to the numerous violations of law and duty that you are continuing to commit, as your shareholders are literally laying the statutes in your lap, month after month, while you continue defrauding the bankruptcy court and stakeholders in this Company in the process.

I am going to begin to close that, no matter the restructuring plan you put through, it is already held in the Irish High Court case of In re Colonia Insurance (Ireland) Ltd. [2005], scheme of arrangements involving the following elements are immediately precluded from being sanctioned/approved as part of examinership proceedings.  Therefore, any plan you put forth is dead on arrival, given the following immediate disqualifiers (and, if you continue to spend this Company's money on a plan you know is dead on arrival already, in willful continued breach of the Companies Act of 2014, § 1111, beyond subjecting yourself to possibly years in prison via the numerous category offenses detailed herein and associated fines under Irish law, this Board is opening themselves up to further personal liability for that absolute destruction of stakeholder value on a foundation of disqualifying criteria that you are in full knowledge of will preclude your scheme from being sanctioned/approved by the High Court of Ireland):

1. Statutory requirements must have been complied with.  Let's first start, that you are months upon months (likely, over a year) into your known violation of the Companies Act of 2014, § 1111, which - again - carries up to 6 months in prison and fines for all complicit Board members.  You were statutorily required to hold an EGM before you made any decisions to how to deal with this Company's liabilities before you thrust it into any possible insolvency proceedings - plain and simple.  Precluded sanctioning already.  Also, with your unlawful annual general meeting and election on August 13, 2021, which is one of the main reasons you have gotten this far (more primarily, on your absolute breach of the Companies Act of 2014, § 1111), one of the only reasons you will get to the finish line, if the United States Bankruptcy Court allows confirmation of your plan while starkly illegal behavior is taking place as a result of your fraudulent omissions, statements, and activity, both in securities filings, in your accounting records (supposedly, if this new story of yours is true), and as part of the bankruptcy court proceedings, you violated approximately eight statutes right there alone with the unlawful annual general meeting itself (again, just to name a few violations, the Companies Act of 2014, §§ 212, 1100, 1101, 1104, 1106, 1107, 1109, and 1110).  Even if the bankruptcy court was unaware of the violations, it is still a violation, and only because you fraudulently omitted that your restraining order against shareholders, and entering this Company into any insolvency proceedings without consultation of shareholders (via that statutorily required extraordinary general meeting) to allow the owners of this Company (directors and a management owning a fraction of the shares they are required to as part of this Company's active compensation plan) to decide how they would deal with their headwinds to ensure equitable treatment of all stakeholders (and that those directors who would guide the Company through such proceedings were trusted to maximize value all the way up through those last in line to receive a payout), was illegal to begin with.  Let alone, beyond those issues, you also did not uphold the standards set in numerous Irish High Court cases, including In re Systems Services Building Group, Ltd. [2020], In re Winning Ways Ltd. [2020] (where, for your acts, those directors were disqualified from directorship), and other cases.  You have only gotten this far, and will only get to the Irish High Court, on a foundation of acts illegal under Irish law, willful continued breaches, and defrauding stakeholders, as you continue to attempt your absolute vacation from Irish law through your creative and dishonorable use of a foreign court.  And, if you get there, let me remind you again, your knowledge of your breach of the Companies Act of 2014, § 1111, is - again - a category 3 offense, for which results in up to 6 months in prison and fines for those complicit Board members.  You are on beyond absolute notice, in court filings, securities filings, electronic mail, and postal mail.

2. No issues of coercion may arise (as part of how a scheme of arrangement is put forth).  You committed illegal coercion of shareholders (cut the bogus about your hollow allegations against BHG to use it as a scapegoat for enjoining this entire shareholder base's rights, when you had no private cause of action to rely on, to begin with), both through your restraining order, which is ongoing illegal coercion, that absolutely perpetrated your electoral fraud as a result of that coercion, and this case as a whole, for that matter.  Again, the only reason you will continue forward from this point on, or ever reach the High Court of Ireland, is due to your illegal coercion and evasion of Irish law (starting at your breached obligations under the Companies Act of 2014, § 1111).  Had you not illegally coerced those whom you had an equal fiduciary duty to from exercising their rights, which you admitted were protected under the Companies Act of 2014 and this Company's Articles of Association¸ the first document explicitly prohibiting the oppression of those rights, with no exceptions, you would have been dismissed and replaced on August 13, 2021, and shareholders would have been restored advocates that actually know how to legally and equitably go about dealing with the headwinds of this Company in a way that would absolutely ensure value maximization for all stakeholders, and with factual proof as to why they are going about resolving headwinds as they are.  That is, had you not tampered the election process with your illegal, coercive restraining order to begin with.

3. The classes of creditors must be properly constituted.  You could not have a more half-cocked constitution of creditor classes.  First, you creatively shifted all of your creditor preference violation beneficiaries in your prejudicial, private debt swaps to a class of its own, compared to your "legacy" noteholders that you did not offer such private, sweetheart deals, and proceeded to arrange them into a class ~1/10th the size of your creditor preference violation beneficiaries (whether you want to claim that arrangement was intentional or not, you prejudiced which bondholders you offered the opportunity to preserve their investment), to make approval of your reorganization plan substantially easier and so you get to say that "the majority of creditors support our plan" (not a direct quote, but it's coming).  Of course, that "majority" will support the plan when you creatively arrange them into outsized classes after they are the beneficiaries of creditor preference violations and are "over-secured" at the expense of all other non-supporting stakeholders that you have an equal fiduciary duty to.  You also prejudiced the other mere claims against this Company, arranging them into categories and giving more preferential treatment to certain claims over others.  That is, while you attempt to hand value to those mere claims before repaying funded debtholders with absolutely concrete claims first.

4. "The scheme of arrangement is such that an intelligent and honest man, a member of the class concerned, acting in respect of his interest might reasonably approve it."  Do you think funded debtholders (those retail investors you creatively named "legacy" noteholders, after you screwed them over through your prejudicial, private exchange offers) not receiving a penny would intelligently and honestly approve this plan, as you give value to those with a mere claim before them (leaving that class to be such a retail-investor-dominant class that are unable to afford any legal representation)?  Do you think any class set not to receive a penny, or any that you claim are impaired (but have not already hypocritically admitted are "over-secured"), would approve this plan when the extra asset value as part of StrataGraft®'s approval is not equitably flowing up the capital structure?  Do you think you would even be to the point of being able to merely ask for approval if you had not violated all the numerous Irish statutes that BHG has been laying in your lap for months, especially your known violation of the Companies Act of 2014, § 1111?  Do you think the Acthar and opioid plaintiffs would not like to receive equal treatment for their claims (that is, those who are being harmed by such prejudicial, inequitable treatment)?  But that would require you abstaining from such creditor preference violations…  Do you think any truly impaired (not one that you, out the other side of your mouth, also admit is "over-secured") stakeholder would agree to the present reorganization plan, when you had no justification for not engaging the surgical bankruptcy that was disclosed to shareholders in April 2020 ("Project Balboa", whereby, only the select subsidiaries with liabilities would be enter into chapter 11 protection, and parent company equity interests would remain unaffected)?  Lastly, do you think any impaired class would approve any plan put forth by this (dismissed) Board and management when you have already committed proxy fraud, insider trading, violated those numerous Irish statutes BHG has been laying in your laps for months, have only gotten as far as you have due to your illegal acts and fraudulent omissions/statements (both in securities filings and in the bankruptcy court), and have not one ounce of proof for your valuation claims (and, if they are even slightly true, constitute accounting fraud)?  Good luck finding one class member that would approve this plan; that is, other than those who were the beneficiaries of your illegal acts through such informal bribes to simply approve the plan at the expense of all the other stakeholders whom you have an equal fiduciary duty to.

For all directors that were fraudulently re-added to the Board, by also-dismissed, interim, placeholder (to be "replaced" through "election") directors, when they were "dismissed" to "no longer be members of the Board" (your words, from the proxy statement), I will also add that unlawfully acting as a director is a category 2 offense under Irish law (yet another up to 10 years in prison and up to €500,000).  That could easily also constitute and an additional category 2 offense for Joann A. Reed and Carlos V. Paya, M.D. Ph.D. for allowing such falsification of corporate records and securities filings, pursuant to the Companies Act of 2014, §§ 877 and 878, along with any officers complicit in such falsification of corporate records as to lawful directors.  One could also construe those two statutes to be additionally applicable to those in charge of signing off on financial statements, with regards to the fraudulently concealed liabilities if this Board and management wants to stick to their story.

I will point out that, through the course of BHG's correspondence with the Board as part of this chapter 11 case's endless train of violations of the law, fraud, and called-out obvious breaches of duty (in so many ways), it is almost a surety that this Company has widened its D&O policy coverage, given the now-optional nature of liability releases to be provided by shareholders to directors and management of this Company and being made aware of such serious violations of law, fraud, and breaches of fiduciary duty, that you continue to violate as you willfully "stick your head in the sand", to eventually pin such reckless behavior on your D&O insurance carrier.  It would only fall in line with all of your other acts of deception that you, at the time of any possible requesting such expanded coverage of those policies, never turned over all of and fully disclosed BHG's correspondence with this Board to your insurers, which - as if this Board can afford another instance of fraud tacked onto your already expansive list - would be insurance fraud by omission.  You are well aware that BHG's letters, and the information discussed therein, are a material risk to your insurers (and their reinsurers, for that matter) and would require consideration as to the premium rates required to appropriately take into account such risk.  It also would be absolutely inappropriate to decide what constitutes a material risk yourself, without letting your insurance carrier decide the merit of BHG's claims and whether they believe those claims presents a material risk of loss or not.  I, however, tell the actuary with that task of coming up with any possible risk premium number for the acts of this Board and management that a risk officer or senior underwriter would sign off on with confidence in making a profit on any such policy, "best of luck".  It is unimaginable the risk premium that would be required to cover the almost assured loss because of this Board and management's demonstrated-to-be willful conduct.

Should this plan be confirmed in light of such numerous instances of fraud and illegal acts by this Board and management (undoubtably then being "procured by fraud"), BHG urges those parties with information on the illegal acts and fraud detailed herein, fraudulent conveyances that have been alleged during hearings by parties, etc., to retain Irish counsel and join all parties in firmly objecting to this Company's application for entry into Irish examinership, on those issues that must be investigated to assure maximum value distribution to all stakeholders.  Recovery of stakeholders should not be determined by how much this Board and management is able to stuff their illegal acts under the rug, and it is quite evident by the lack of cooperation with discovery requests of this Company with numerous parties that assurance of full and truthful disclosure is nonexistent.  "Good-faith negotiations" (with all parties) are a requirement to entering the examinership process, for which this Board and management has no room to claim good-faith negotiations were had with, again, lack of (and provenly false) disclosures (even in securities filings), absolutely barring any possible good-faith negotiations from being had, along with prejudicing and excluding numerous parties from negotiations from the start.

I will end that, again, if the U.S. Bankruptcy Court decides to allow you to continue to violate the Companies Act of 2014, § 1111 (BHG will not obstruct the decisions made during U.S. proceedings, if this Company's chapter 11 plans are confirmed in knowledge of the endless violations of law and instances of fraud listed herein, already constituting highly-sufficient grounds for revocation of any possible order of confirmation), this Board is on notice that applying to Irish examinership proceedings, while on firm notice of that active violation of the Companies Act of 2014, § 1111, would be your unequivocal "permit[ting] [of] that failure to continue", and willful step to further breach, when it comes to compliance with your long-defaulted on obligations under that statute.  That, again, means this Board then "shall be guilty of a category 3 offense" under Irish law, on top of all other category offenses detailed herein.  BHG's Irish counsel will be raising all contents of this letter to the Irish High Court and filing all correspondence with the Board as documented evidence of this Board's endless, continued, willful fraud, and misconduct.  Ignorance of the law in light of such violations and fraudulent actions, especially when put on such notice by BHG and other parties, is not a legitimate defense for this (former) Board.  This (former) Board would be wise to deviate from any nonsensical advice from counsel such as that plausible deniability will help them avert prison time or solve their problems; you have no plausible deniability (such a claim would also be an admission of willful incompetence and negligence in such a trusted position), you know exactly what you have done, and - again - that was never a defense to begin with.

Very Truly Yours,

/s/ Alexander Parker

Senior Managing Director
The Buxton Helmsley Group, Inc.

Mallinckrodt Plc. Listing on the Frankfurt Stock Exchange, under Ticker "MCD.F":

George A. Davis	1271 Avenue of the Americas
Direct Dial: (212) 906-1305	New York, New York 10020-1401
George.davis@lw.com	Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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Milan

VIA EMAIL
Julia Klein
Klein LLC
Wilmington, DE 19801
klein@kleinllc.com

Re: Consent Order Granting Injunction in Adv. Pro. No. 21-50242 (JTD) (the "Consent Order")

Dear Ms. Klein:

We write on behalf of the debtors in the chapter 11 cases of Mallinckrodt plc and certain affiliates pending in the Bankruptcy Court for the District of Delaware, chapter 11 case number 20-12522 and related cases.

It has come to our attention that your clients Alexander Parker and The Buxton Helmsley Group have asserted that the Consent Order referred to above prohibits them and parties acting in concert with them from exercising such voting rights as they may have at the Annual General Meeting of Mallinckrodt plc that will take place on August 13 (the "AGM").

Without prejudice to all other rights of the Debtors under the Consent Order, please be advised that the Debtors do not believe that the Consent Order precludes Mr. Parker or The Buxton Helmsley Group from exercising voting rights at the AGM in respect of shares that they themselves own. Please so advise your clients.

For the avoidance of doubt, the exercise of voting rights remains subject to the Companies Act 2014 of Ireland and the Memorandum and Articles of Association of Mallinckrodt plc, including in respect of record dates and documentary requirements for such exercise. We have made no investigation into, and make no comment or admission in respect of, the title or rights Mr. Parker, The Buxton Helmsley Group and/or parties acting in concert with them assert or may assert in respect of shares in Mallinckrodt plc or any right or interest in respect of such shares. Your clients should seek appropriate advice in respect of the exercise of their rights.

August 2, 2021

Mr. Parker has made a number of other unfounded or mistaken assertions about the Debtors and their compliance with applicable law. For the avoidance of doubt, please be advised that the Debtors disagree with those assertions.

Very truly yours,

George A. Davis

Of Latham & Watkins LLP